FOR IMMEDIATE RELEASE

     SUPERIOR NAVIGATION ANNOUNCES SUCCESSFUL COMPLETION OF ITS TENDER OFFER
                           FOR ANANGEL-AMERICAN SHARES

      Athens, Greece -- April 1, 2002 -- Superior Navigation Ltd. announced today that in its US$5.00 per share tender offer for the American Depositary Shares and Ordinary Shares of Anangel-American Shipholdings Limited (NASDAQ symbol: "ASIPY"), 98.86% or 23,700,822 of the ADSs and Ordinary Shares had been tendered and purchased as of 12:00 midnight, New York City time, on Friday, March 29, 2002, the expiration time of the offer.

      Superior Navigation will provide a subsequent offering period of 20 business days, commencing immediately and expiring at 5:00 p.m. New York City time on Friday, April 26, 2002 for Anangel shareholders who have not yet tendered their shares. All shares properly tendered during the subsequent offering period will be accepted and paid for at the same US$5.00 per share in cash.

      At the expiration of the subsequent offering period, Superior Navigation intends to delist Anangel's ADSs from the Nasdaq National Market and the Ordinary Shares from the Luxembourg Stock Exchange. In addition, Superior Navigation intends to terminate Anangel's registration as a reporting company under the Securities Exchange Act. Anangel will then no longer be required to make periodic reports to the Securities and Exchange Commission.

      Superior Navigation intends to effect a compulsory acquisition of the shares not tendered in the original or subsequent offering periods as soon as permitted by the laws of the Cayman Islands.

   Contact:  Superior Navigation, Ltd.    Demetrios A. Stylianou 30 10 9467205